As filed with the Securities and Exchange Commission on October 20, 2014.

Registration No. 333-198936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COHERUS BIOSCIENCES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	27-3615821
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

201 Redwood Shores Parkway, Suite 200

Redwood City, CA 94065

(650) 649-3530

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dennis M. Lanfear

President and Chief Executive Officer

Coherus BioSciences, Inc.

201 Redwood Shores Parkway, Suite 200

Redwood City, CA 94065

(650) 649-3530

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$86,250,000	$11,109(2)

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to Form S-1 Registration Statement of Coherus BioSciences, Inc. is being filed solely to include certain exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The NASDAQ Global Market, or NASDAQ, listing fee.

Item	Amount to be paid
SEC registration fee		$11,109
FINRA filing fee		11,438
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

Item 14.	Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1(a), and our amended and restated bylaws, attached as Exhibit 3.3, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2011, which were not registered under the Securities Act.

1.

In January 2011, we issued an aggregate of 1,615,000 shares of common stock to a service provider of the Company for aggregate cash consideration of $8,075. These shares were subject to vesting restrictions which lapsed over time pursuant to the recipient’s continued service to the Company. Such individual terminated services with the Company in March of 2013, at which time the Company repurchased 100,000 vested shares.

2.

In January 2011, we issued an aggregate of $159,840 in principal amount of unsecured convertible promissory notes and stock purchase warrants to purchase an aggregate of 106,560 shares of Series A convertible preferred stock at an exercise price of $0.75 per share to five accredited investors. The warrants may be exercised at any time prior to their termination dates, which are five years from the date of issuance.

3.

In March 2011, we issued an aggregate of 1,620,888 shares of our Series A convertible preferred stock at a price per share of $0.75 for a combination of cash and conversion of $160,699 in convertible debt, for an aggregate gross consideration of $1.2 million, to 13 accredited investors.

4.

From July 2011 through December 2011, in a series of closings, we issued an aggregate of $10,394,477 in principal amount of unsecured convertible promissory notes and stock purchase warrants to purchase an aggregate of 587,543 shares of Series B convertible preferred stock at an exercise price of $0.01 per share to 15 accredited investors. The warrants may be exercised at any time prior to their termination dates, which are seven years from the date of issuance.

5.

In January 2012, we issued an aggregate of 8,754,742 shares of our Series B convertible preferred stock at a price per share of $4.1841 for a combination of cash and conversion of $10.6 million in convertible debt, for an aggregate gross consideration of $36.6 million, to 18 accredited investors. An aggregate of 836,500 shares were issued as consideration for past and future services provided to the Company by one investor, for an aggregate value of $3.5 million, which was determined (i) exceeded the par value of such shares and (ii) was no less than the aggregate purchase price for such shares.

6.

In April 2012, we issued an aggregate of 95,600 shares of our Series B convertible preferred stock at a price per share of $0.01, for an aggregate gross consideration of $956, pursuant to the exercise of outstanding stock purchase warrants to two accredited investors.

7.

In December 2012, we issued an aggregate of 4,788,365 shares of our Series B convertible preferred stock at a price per share of $4.1841 for an aggregate gross consideration of $20.0 million, to seven accredited investors. An aggregate of 2,876,365 shares were issued as consideration for past and future services provided to the Company by five investors, for an aggregate value of $12.0 million, which was determined (i) exceeded the par value of such shares and (ii) was no less than the aggregate purchase price for such shares.

8.

From July 2013 through September 2013, in a series of closings, we issued an aggregate of $9,950,000 in principal amount of secured convertible promissory notes and stock purchase warrants to purchase an aggregate of 7,134,149 shares of Series B convertible preferred stock at an exercise price of $0.01 per share to 19 accredited investors. The warrants may be exercised at any time prior to their termination dates, which are seven years from the date of issuance.

9.

In February 2014, we issued an aggregate of 420,106 shares of our Series B convertible preferred stock at a price per share of $4.1841 for an aggregate gross consideration of $1.8 million, to two accredited investors. An aggregate of 13,623 shares were issued as consideration for past and future services provided to the Company by one investor, for an aggregate value of $57,000, which was determined (i) exceeded the par value of such shares and (ii) was no less than the aggregate purchase price for such shares.

10.	In February 2014, we issued an aggregate of 143,400 shares of our Series B convertible preferred stock in consideration for services rendered to four service providers.

11.

In February 2014, we issued an aggregate of 1,051,286 shares of our Series B convertible preferred stock to certain stockholders of InteKrin Therapeutics Inc., or InteKrin, in connection with our acquisition of InteKrin.

12.

In April and May 2014, we issued an aggregate of 7,420,944 shares of our Series B convertible preferred stock at a price per share of $0.01, for an aggregate gross consideration of $74,209, pursuant to the exercise of outstanding stock purchase warrants to 19 accredited investors.

13.

In May 2014, we issued an aggregate of 10,930,508 shares of our Series C convertible preferred stock at a price per share of $6.00 for a combination of cash and conversion of $10.6 million in convertible debt, for an aggregate gross consideration of $65.6 million, to 35 accredited investors. An aggregate of 16,667 shares were issued as consideration for past and future services provided to the Company by three investors, for an aggregate value of $100,000.00, which was determined (i) exceeded the par value of such shares and (ii) was no less than the aggregate purchase price for such shares.

14.

We granted stock options and stock awards to employees, directors and consultants under our 2010 Equity Incentive Plan, as amended, covering an aggregate of 9,748,372 shares of common stock, at a weighted-average exercise price of $0.9713 per share. Of these, options covering an aggregate of 544,073 shares were canceled without being exercised.

15.

We sold an aggregate of 87,062 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $26,070 upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(13) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (14)-(15) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on October 20, 2014.

COHERUS BIOSCIENCES, INC.

By:	/s/ Dennis M. Lanfear
Dennis M. Lanfear President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dennis M. Lanfear Dennis M. Lanfear	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 20, 2014

/s/ Jean-Frédéric Viret, Ph.D. Jean-Frédéric Viret, Ph.D.	Chief Financial Officer (Principal Financial Officer)	October 20, 2014

/s/ Michael A. Nazak Michael A. Nazak	Senior Vice President Finance & Administration (Principal Accounting Officer)	October 20, 2014

* James I. Healy, M.D., Ph.D.	Director	October 20, 2014

* V. Bryan Lawlis, Ph.D.	Director	October 20, 2014

* Christos Richards	Director	October 20, 2014

* Ali J. Satvat	Director	October 20, 2014

* August J. Troendle, M.D.	Director	October 20, 2014

* Mats Wahlström	Director	October 20, 2014

* Mary T. Szela	Director	October 20, 2014

*By:	/s/ Dennis M. Lanfear	October 20, 2014
Dennis M. Lanfear
Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1(a)+	Fifth Restated Certificate of Incorporation, currently in effect.

3.1(b)*	Sixth Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the consummation of this offering.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3+	Bylaws, currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2*	Form of Common Stock Certificate.

4.3+	Third Amended and Restated Investor Rights Agreement, dated as of May 9, 2014 by and among Coherus BioSciences, Inc. and certain investors named therein.

5.1*	Opinion of Latham & Watkins LLP.

10.1†	License Agreement, effective January 23, 2012, by and between Daiichi Sankyo Company, Limited and BioGenerics, Inc.

10.2(a)†	License Agreement, effective August 30, 2013, by and among Baxter International Inc., Baxter Healthcare Corporation, and Baxter Healthcare SA and Coherus BioSciences, Inc.

10.2(b)†+	First Amendment to License Agreement, effective February 7, 2014, by and among Baxter International Inc., Baxter Healthcare Corporation, and Baxter Healthcare SA and Coherus BioSciences, Inc.

10.3†+	Distribution Agreement, effective December 26, 2012, by and between Orox Pharmaceuticals B.V. and Coherus BioSciences, Inc.

10.4†+	Non-Exclusive License Agreement, effective July 10, 2013, by and between Genentech, Inc. and Coherus BioSciences, Inc.

10.5†+	Commercial License Agreement, effective April 8, 2011, by and between Selexis SA and BioGenerics, Inc.

10.6†+	Commercial License Agreement, effective June 25, 2012, by and between Selexis SA and Coherus BioSciences, Inc.

10.7+	Agreement and Plan of Merger, dated January 8, 2014, by and among Coherus BioSciences, Inc., Coherus Intermediate Corp., Coherus Acquisition Corp., InteKrin Therapeutics Inc., and Fortis Advisors LLC.

10.8(a)+	Office Lease, effective September 26, 2011, by and between CA-Towers at Shores Center Limited Partnership and BioGenerics, Inc.

10.8(b)+	First Amendment to the Office Lease, effective May 17, 2012, by and between CA-Towers at Shores Center Limited Partnership and Coherus BioSciences, Inc.

10.8(c)+	Second Amendment to the Office Lease, effective September 11, 2013, by and between CA-Towers at Shores Center Limited Partnership and Coherus BioSciences, Inc.

10.8(d)+	Third Amendment to the Office Lease, effective February 4, 2014, by and between CA-Towers at Shores Center Limited Partnership and Coherus BioSciences, Inc.

10.8(e)+	Fourth Amendment to the Office Lease, effective May 1, 2014, by and between CA-Towers at Shores Center Limited Partnership and Coherus BioSciences, Inc.

Exhibit Number	Description

10.9(a)+	Standard Industrial/Commercial Multi-tenant Lease-Gross, effective December 5, 2011, by and between Howard California Property Camarillo 5 and BioGenerics, Inc.

10.9(b)+	First Amendment to Lease, effective December 21, 2013, by and between Howard California Property Camarillo 5 and Coherus BioSciences, Inc.

10.10(a)#+	BioGenerics, Inc. 2010 Equity Incentive Plan, as amended.

10.10(b)#+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2010 Equity Incentive Plan, as amended.

10.11#*	Coherus BioSciences, Inc. 2014 Equity Incentive Award Plan and forms of agreement thereunder.

10.12#*	Coherus BioSciences, Inc. 2014 Employee Stock Purchase Plan and forms of agreement thereunder.

10.13#*	Form of Indemnification Agreement between Coherus BioSciences, Inc. and each of its directors, officers and certain employees.

10.14#+	Separation Agreement, effective June 30, 2014, by and between Stephen C. Glover and Coherus BioSciences, Inc.

10.15†+	Master Services Agreement, effective January 23, 2012, by and between Medpace, Inc. and BioGenerics, Inc.

10.16(a)†+	Task Order Number 13, effective October 18, 2013, by and between Medpace, Inc. and Coherus BioSciences, Inc.

10.16(b)†+	Amendment Number 1 to Task Order Number 13, effective April 23, 2014, by and between Medpace, Inc. and Coherus BioSciences, Inc.

10.16(c)†+	Amendment Number 2 to Task Order Number 13, effective May 21, 2014, by and between Medpace, Inc. and Coherus BioSciences, Inc.

10.16(d)†+	Amendment Number 3 to Task Order Number 13, effective May 30, 2014, by and between Medpace, Inc. and Coherus BioSciences, Inc.

10.16(e)†+	Amendment Number 4 to Task Order Number 13, effective August 19, 2014, by and between Medpace, Inc. and Coherus BioSciences, Inc.

23.1+	Consent of independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1+	Power of Attorney.

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.
+	Previously filed.